FORM 6K
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2001



                          BROCKER TECHNOLOGY GROUP LTD.
                 (Translation of registrant's name into English)

          2150, 10060 Jasper Avenue, Edmonton, Alberta, Canada, T5J 3R8
                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.]

                       Form 20-F  X   Form 40-F
                                -----           -----


[Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                              Yes        No   x
                                  ------    -----


[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).]

                                    82 ______


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The following documents are filed herewith:


                                      INDEX

DOCUMENT

Exhibit 1.1       Material Change Report dated Feb. 12, 2001





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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     BROCKER TECHNOLOGY GROUP LTD.
                                     (Registrant)



February 12, 2001                    By:      (Signed)  "Andrew J. Chamberlain"

Date                                          Andrew J. Chamberlain

                                              Corporate Secretary





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                                     FORM 27
                                 SECURITIES ACT
                   MATERIAL CHANGE REPORT UNDER SECTION 118(1)
                              OF THE SECURITIES ACT

ITEM 1.  REPORTING ISSUER

         Brocker Technology Group Ltd.
         2150 Scotia Place
         10060 Jasper Avenue
         Edmonton, Alberta
         T5J 3R4

ITEM 2.  DATE OF MATERIAL CHANGE

         February 1, 2001 and February 7, 2001

ITEM 3.  NEWS RELEASE

         A press release was disseminated through the services of Canadian New Wire on February 7, 2001, and February 9, 2001.

ITEM 4.  SUMMARY OF MATERIAL CHANGE

         Brocker Technology Group Ltd. has scheduled a Special Shareholder Meeting for April, 11, 2001, to request the shareholders approval for a proposed 1-for-4 share consolidation.

         Michael Ridgway has been appointed as Vice-Chair of the Corporation. Prior to this appointment Mr. Ridgway was President and CEO of the Corporation. Richard Justice, formerly the CFO and COO of the Corporation, has been appointed as acting CEO of the Corporation. Grant Hope, formerly financial controller of Brocker Technology Group (NZ) Ltd. has been named as CFO of Brocker Technology Group Ltd.

ITEM 5.  COMPLETE DESCRIPTION OF MATERIAL CHANGE

         The Common Shares of Brocker Technology Group Ltd. are listed and posted for trading on the Nasdaq National Board (they are also listed on the Toronto Stock Exchange). In order to comply with the Nasdaq's rules, the bid price of the Company's shares must be at least $1.00 U.S. per share. Because Brocker's shares have traded below that price for in excess of 30 consecutive trading days, Nasdaq has provided the Corporation until April 24, 2001 to regain compliance with this rule. At present the corporation meets or exceeds all other requirements of the Nasdaq rules. The Corporation proposes to carry out a 1-for-4 consolidation of its outstanding Common Shares in order to regain compliance with the Nasdaq rules. Such a share consolidation requires approval of the shareholders by way of a special resolution and, accordingly, the Corporation has set April 11, 2001 as the date for a Special Meeting of Shareholders to approve the proposed share consolidation. A notice of meeting and Information Circular will be sent to shareholders of the Corporation in accordance with applicable legal and regulatory requirements. After giving effect to such consolidation, the Corporation would have approximately 4.8 million Common Shares outstanding, without giving effect to options, warrants and other pending share issuances. The Corporation will not proceed with the share consolidation if it has unnecessary by prevailing market prices. The share consolidation requires approval of Brocker's shareholders by way of a special resolution (2/3 majority) and is also subject to Nasdaq and Toronto Stock Exchange approval.

         Michael Ridgway, who has been President and Chief Executive Officer of Brocker since 1994, has been appointed as Vice-Chairman of the Board of Directors and, in consequence, will cease act as Chief Executive Officer of the Corporation. Mr. Ridgway will continue to oversee the Corporation's international marketing and acquisition strategy. The Board of Directors has appointed a committee, comprised of Michael Ridgway, Casey O'Byrne, James Ah Koy and Daniel Hachey, to select appropriate candidates for the CEO position. In the interim period Richard Justice is acting CEO of the Corporation. Mr. Justice was formerly the Chief Financial Officer and Chief Operating Officer of the Corporation and was CEO of Brocker Technology Group (NZ) Ltd. Mr. Justice began working with Sealcorp Computer Products, which is now a subsidiary of Brocker, in 1992. In addition, Grant Hope, previously financial controller, has been appointed as the Corporation's Chief Financial Officer. Prior to joining Brocker in 1998, Mr. Hope worked for 9 years with an accounting and consulting firm, KPMG.

ITEM 6.  RELIANCE ON SECTION 118(2) OF THE SECURITIES ACT

         Not applicable

ITEM 7.  OMITTED INFORMATION

         Not applicable.

ITEM 8.  SENIOR OFFICER

         Casey O'Byrne, Chairman of the Corporation is knowledgeable about this material change and may be contacted respecting this Material Change at (780) 429-1010 for further information.

ITEM 9.  STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

DATED at the City of Edmonton, in the Province of Alberta, this 12th day of February, 2001.



                                             (Signed) "Casey O'Byrne"
                                             ------------------------
                                             CASEY O'BYRNE